UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            General Components, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36938Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 36938Q103                     13D                    Page 2 of 4 Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dan Zhang Lee
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) |_|
        (b) |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  0
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH                    0
REPORTING       ----------------------------------------------------------------
PERSON WITH     9       SOLE DISPOSITIVE POWER
                        0
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

Item 1.     Security and Issuer.

            This Amendment No. 2 to the Statement on Schedule 13D initially filed on November 18 , 2004 relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong.

Item 5.     Interest in Securities of the Company.

            (a) and (b) Dan Zhang Lee is the beneficial owner of 0 shares of Common Stock.

            (c) On November 10, 2006, Dan Zhang Lee disposed of the 9,256,832 shares of Common Stock of the Company previously owned by her.

            (d) To the knowledge of Dan Zhang Lee, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

            (e) The Reporting Person ceased to a beneficial owner of more than five percent of the Common Stock of the Company on November 10, 2006.

                                                               Page 4 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 20, 2007                   /s/ Dan Zhang Lee
                                       ---------------------------------------
                                       Dan Zhang Lee